June 10, 2014

BY EDGAR

Jeffrey Riedler

Assistant Director Healthcare and Insurance

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	AmpliPhi Biosciences Corporation
Amendment No. 3 to Registration Statement on Form 10
Filed May 22, 2014
File No. 000-23930

Dear Mr. Riedler:

This letter is submitted by AmpliPhi Biosciences Corporation (the “Company”) as a supplemental response to questions raised by the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) during a phone conversation that took place on June 6, 2014. During such conversation, the Staff asked questions regarding the Company’s accounting for in-process research and development (“IPR&D”) and related items, as reflected in the financial statements included as part of Amendment No. 3 to the Company’s Form 10-12G filed May 22, 2014 (File No. 000-23930) (“Amendment No. 3”). Per the request of the Staff, the Company is submitting this supplemental response to summarize its practices related to IPR&D.

We supplementally advise the Staff that, according to the Assets Acquired to Be Used in Research and Development Activities (the “IPR&D Guide”) prepared by the IPR&D Task Force (the “Task Force”), an asset acquired in a business combination that is to be “used in R&D activities” by the acquirer is distinguishable from other acquired assets because the acquirer has specifically identified an IPR&D project[1]. The IPR&D Guide considers that these assets represent R&D acquired in a business combination that will continue to be actively pursued by the acquirer in its ongoing R&D activities would clearly be considered “used in R&D activities.”[2]

In addition to satisfying the general recognition criteria applicable to each asset acquired in a business combination that is to be used in R&D activities, if the asset to be used in R&D activities is a specific IPR&D project, The Task Force believes that there should also be persuasive evidence that each of the acquired IPR&D projects has substance and is incomplete.

1 See Paragraph 2.08 of the IPR&D Guide.

2 See Paragraph 2.10 of the IPR&D Guide.

US: 4870 Sadler Rd, Suite 300, Glen Allen, VA 23060

AU: Unit 7 27 Dale Street, Brookvale 2100 NSW

•	Substance—For a specific IPR&D project of an acquired company to give rise initially to an asset, the acquired company must have performed R&D activities that constitute more than insignificant efforts and that:

•	meet the definition of R&D under FASB ASC 730-10, and
•	result in the creation of value.

•	Incompleteness—Incompleteness means there are remaining risks (for example, technological or engineering) or certain remaining regulatory approvals at the date of acquisition. Overcoming those risks or obtaining the approvals requires that additional R&D costs are expected to be incurred.

The acquisition of Biocontrol Ltd (“Biocontrol”) included IPR&D project related to AmpliPhage-001: Lung Infections in Cystic Fibrosis (CF) Patients Caused by P. aeruginosa. The acquisition of Special Phage Holdings Pty Ltd (“SPS”) primarily focused on IPR&D being performed on the Staph infection which is current being developed under AmpliPhage-002: Wound and Skin Infections Caused by S. aureus. Both programs are being developed and have not received regulatory approvals at the date of the acquisitions.

In accordance to the IPR&D Guide, identifiable assets acquired in a business combination that are to be used in research and development activities are separately recognized and measured at fair value. For purposes of measuring the fair value of in-process research and development assets, the multiperiod excess earnings method under the income approach was used. We considered the acquired patents and phage and bacterial banks were solely and directly related to the acquired IPR&D projects. Although the phage and bacteria banks were substantially complete, they were not complete as completeness is defined in the IPR&D guide. That is, the phage and bacteria banks were at a stage where they could be utilized to test and develop new therapies for the indicated disease which was the planned purpose of the R&D programs acquired in each of the acquisitions, the phage and bacterial banks were not the end product of the R&D projects. As such, acquired patents and phage and bacterial banks were recognized as part of the IPR&D project and were assigned indefinite life in accordance to section 2.37 of The IPR&D Guide.

(1)	The fair value of the IPR&D AmpliPhage-001: Lung Infections in Cystic Fibrosis (CF) Patients Caused by P. aeruginosa acquired as part of the Biocontrol acquisition was estimated to be $7,778,000.

(2)	The fair value of the IPR&D AmpliPhage-002: Wound and Skin Infections Caused by S. aureus acquired as part of the SPS acquisition was estimated to be $5,161,000.

2

After initial recognition, the in-process R&D (IPR&D), acquired in a business combination are accounted for in accordance with FASB ASC 350-30. FASB ASC 350-30 requires that these assets be classified as indefinite-lived (subject to consideration for impairment if there are indicators noted that could result in impairment of the asset, such as a new therapy being approved by the FDA) until the completion or abandonment of the associated R&D efforts, at which time the entity would determine the assets’ appropriate useful life. R&D expenditures incurred subsequent to the business combination related to the acquired capitalized IPR&D assets are generally expensed as incurred unless they represent costs of materials, equipment, or facilities that have alternative future uses.[3]

* * *

The Company acknowledges that:

(1)	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(2)	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(3)	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your time and attention to the Company’s response to the Staff’s comments. Please contact the undersigned at (650) 888-2422 with any further comments or questions you may have.

Sincerely,

AMPLIPHI BIOSCIENCES CORPORATION.

/s/ Philip J. Young

Philip J. Young

President and Chief Executive Officer

AmpliPhi Biosciences Corporation

cc:	Amy Reischauer
Bryan Pitko
James Peklenk
Lisa Vanjoske
Gustavo Perez, Cherry Bekaert LLP
Stephen Thau, Morrison & Foerster LLP

3 See Paragraph .02 of the IPR&D Guide.

3